SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number 001-07572
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 285 Madison Avenue, New York, New York 10017

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS OF THE COMMONWEALTH OF PUERTO RICO

Date: June 26, 2024	By: /s/ Zachary Coughlin
Zachary Coughlin
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

FINANCIAL STATEMENTS

December 31, 2023 and 2022

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

TABLE OF CONTENTS
December 31, 2023 and 2022

    Page

Report of Independent Registered Public Accounting Firm    1

Financial Statements

    Statements of Net Assets Available for Benefits    3

    Statement of Changes in Net Assets Available for Benefits    4

    Notes to Financial Statements     5

Supplemental Schedule*

    Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)     14

* Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico and the Plan Committee for the PVH Pension Plans and the PVH Associates Investment Plans

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico since 2022.

Whippany, New Jersey
June 26, 2024

PCAOB ID Number 100

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

	2023	2022

Assets

Participant-directed investments, at fair value	$1,319,212	$1,059,473

Receivables:
Notes receivable from participants	49,528	84,167
Employer contributions	225	132
Total receivables	49,753	84,299

Total assets	1,368,965	1,143,772

Net assets available for benefits	$1,368,965	$1,143,772

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023

December 31,
2023
Additions

Investment income:
Net appreciation in fair value of investments	$ 195,947
Interest and dividend income	24,962
Total investment income	220,909

Interest income on notes receivable from participants	5,353

Contributions:
Employer, net of forfeitures	22,373
Participants	59,498
Total contributions	81,871

Total additions	308,133

Deductions

Payments to participants	82,681
Administrative expenses	259

Total deductions	82,940

Net increase in net assets available for benefits	225,193

Net assets available for benefits at beginning of year	1,143,772

Net assets available for benefits at end of year	$1.368,965

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2023 and 2022

1.    Description of the Plan

The following description of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers of PVH Corp. (the “Company”) who are residents of the Commonwealth of Puerto Rico, who are at least age 21 or older, have completed the earlier of at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week or have completed at least 500 hours of service during the first 12 months of employment or in any subsequent calendar year. However, a part-time associate is not eligible to receive Company contributions until they complete 1,000 hours of service in a calendar year.

Associates whose principal terms and conditions of employment are subject to the provisions of a collective bargaining agreement which does not provide for active participation in the Plan are excluded. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by a plan committee (“the Committee”) of three employees appointed by the Company.

Trustee and Recordkeeper

The Plan’s trustee is Banco Popular. The Plan’s directed employee benefit custodian and recordkeeper are Empower Trust Company, LLC and Empower Retirement, respectively.

Participant Contributions

Participants may contribute up to 75% of eligible annual compensation, as defined by the Plan, limited to $15,000 per annum for the 2023 and 2022 Plan years by the Puerto Rico Internal Revenue Code (“IRC”). In addition, eligible participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions up to $1,500 for the 2023 and 2022 Plan years. Effective January 1, 2022, participants can make after-tax non-Roth contributions to the Plan, subject to Puerto Rico IRC limits. The Company does not match such after-tax contributions.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Participants are automatically enrolled on the first of the month following the completion of three consecutive months of service with a before-tax base pay contribution rate of 3% unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. Contributions for an automatically enrolled participant are invested in the qualified default investment alternative designated by the Plan administrator, until changed by the participant. In addition, each participant who is automatically enrolled in the Plan will be enrolled in the annual automatic increase program at a rate of 1% and capped at 10%.

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. Effective January 1, 2022, the Company makes an additional employer contribution of 3.5% of eligible compensation on behalf of each eligible participant who is hired or rehired by the Company on or after January 1, 2022. The additional employer contribution is intended as a substitute for pension accruals under the Company’s pension plan for associates who are residents of the Commonwealth of Puerto Rico, which was closed to employees hired or rehired after December 31, 2021.

To ensure that participants receive the maximum Company match under the Plan’s contribution provisions, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled. True-up contributions are included in employer contributions receivable and are made in the following plan year prior to the Company’s tax filing date. The true-up contributions as of December 31, 2023 and 2022 were $225 and $132, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and rollovers, the Company’s contributions, expenses and an allocation of Plan investment income or losses based on the participant’s election of investment options. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested. Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investment Options

Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the various investment options. A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence. Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document. Participant notes receivable are measured as the unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

At December 31, 2023, outstanding notes receivable from participants totaled $49,528, with maturity dates through 2027 at interest rates ranging from 4.25% to 9.25%.

Forfeiture

Contributions made on behalf of non-vested employees who have terminated employment are retained by the Plan and are used to reduce the Company’s future contributions. In 2023 and 2022, forfeitures of $523 and $1,400, respectively, were used to reduce the Company’s contributions. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $3,325 and $2,625, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Significant Accounting Policies
Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Company. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value, as disclosed in Note 4. All assets of the Plan are held by the Plan custodian and are segregated from the assets of the Company. Purchases and sales of securities are reflected on a trade-date basis.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Concentrations
The following investments represent more than 10% of the Plan’s net assets available for benefits at December 31:

	2023	2022
Galliard Stable Return Fund	$ 155,879	$ 151,875
Vanguard Target Retirement 2045	279,925	208,243
Vanguard Target Retirement 2050	195,006	156,391

Reclassifications
The stable value fund amount in the 2022 financial statements has been reclassified to participant-directed investments, at fair value, in order to conform to the 2023 presentation. See Note 4.
3.     Party-In-Interest Transactions

    Plan assets may be invested in PVH Corp. stock directly. The Company is the Plan sponsor, therefore transactions involving the Company’s stock qualify as party-in-interest transactions. During the years ended December 31, 2023 and 2022, the Plan purchased 41 and 67 shares, respectively, and sold 44 and 0 shares of the Company’s common stock, respectively. The Plan also received $142 and $136 during 2023 and 2022, respectively, from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the Plan, and accordingly, are not included in the financial statements of the Plan. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

4.     Fair Value Measurements

The Financial Accounting Standards Board defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.
Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.
Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There were no transfers between levels in the years ended December 31, 2023 or 2022.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2023 and 2022:

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2023
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$ 114,840	$ 114,840	$ -	$ -
Mutual funds(2)	1,048,493	1,048,493	-	-
Total investments in the fair value hierarchy	1,163,333	$ 1,163,333	$ -	$ -
Galliard stable value fund at NAV(3)	155,879
Total investments at fair value	$1,319,212
		Fair Value Measurements at
		December 31, 2022
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$ 66,459	$ 66,459	$ -	$ -
Mutual funds(2)	841,139	841,139	-	-
Total investments in the fair value hierarchy	907,598	$ 907,598	$ -	$ -
Galliard stable value fund at NAV(3)	151,875
Total investments at fair value	$1,059,473

(1)    Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(2)     Valued at the net asset value of the fund, as determined by the closing price in the active market in which the individual fund is traded.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

(3) Valued at the net asset value of units of the Galliard Stable Return Fund U (“Fund U”), a collective trust which invests all its assets in Galliard Stable Return Fund Core. Galliard Stable Return Fund Core invests in fully benefits-responsive investment contracts. The net asset value of Fund U is used as a practical expedient to estimate it fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily unless payments are being delayed to all Fund U unit holders. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

5.    Risks and Uncertainties

    The Plan invests in various investment securities, including the Company’s stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.
6.    Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by letter dated February 24, 2014 and effective January 1, 2011, that the Plan and related trust is designed in accordance with the applicable sections of the IRC. Subsequent to this determination by the Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained a letter dated April 26, 2023, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The Committee believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. There are no uncertain tax positions taken or expected to be taken by the Plan. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

7.     Subsequent Events

    The Company has evaluated all subsequent events from the statement of net assets available for plan benefits date through the date the financial statements were issued and no events were noted which warrant adjustments to or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

FORM 5500, SCHEDULE H, Part IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

		December 31, 2023

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	Value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock, 940.385 shares	**	$ 114,840

	Mutual Funds
	American Funds	American EuroPacific Growth Fund R5; 547.505 shares	**	29,910
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 593.409 shares	**	18,924
	Dodge & Cox	Dodge & Cox stock fund; 232.928 shares	**	56,730
	J.P. Morgan	J.P. Morgan Large Cap Growth; 798.002 shares	**	50,370
	Metropolitan West	Metropolitan West Total Return Bond Fund; 4,917.986 shares	**	45,246
	Vanguard	Vanguard Extended Market Index; 8.408 shares	**	1,048
	Vanguard	Vanguard Institutional Index Fund; 45.258 shares	**	17,808
	Vanguard	Vanguard Target Retirement 2030; 1,200.626 shares	**	42,586
	Vanguard	Vanguard Target Retirement 2035; 1,005.215 shares	**	22,235
	Vanguard	Vanguard Target Retirement 2040; 3,272.758 shares	**	128,620
	Vanguard	Vanguard Target Retirement 2045; 10,499.822 shares	**	279,925
	Vanguard	Vanguard Target Retirement 2050; 4,388.066 shares	**	195,006
	Vanguard	Vanguard Target Retirement 2055; 2,336.603 shares	**	115,872
	Vanguard	Vanguard Target Retirement 2060; 289.080 shares	**	13,208
	Vanguard	Vanguard Target Retirement 2065; 179.451 shares	**	5,375
	Vanguard	Vanguard Total Bond Market Index Institutional; 1,271.073 shares	**	12,342
	Vanguard	Vanguard Total International Stock Index Institutional; 48.692 shares	**	6,062
	William Blair Funds	William Blair Mid Cap Growth I; 255.438 shares	**	7,226

	Stable Value Fund
	Galliard Capital Management	Galliard Stable Return Fund U; 2,734.244 shares	**	155,879

		Total investments		$ 1,319,212

*	Participant Loans	Participant notes receivable; loans maturing at various dates through 2027 and bearing interest at rates ranging from 4.25% to 9.25%	-	$ 49,528

* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm